                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)



                              PREMIER FARNELL PLC
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         American Depositary Receipts,
                     Evidencing American Depositary Shares
             Each Representing Two Ordinary Shares of 5 Pence Each
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  740-50U-107
        ----------------------------------------------------------------
                                (CUSIP Number)

                             Christopher M. Kelly
                          Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                            Cleveland, Ohio 441144
                           Telephone: (216) 586-3939
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 26, 2001
        -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


                      -----------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                             (Page 1 of 13 Pages)

CUSIP No. 740-50U-107            SCHEDULE 13D

------------------------------------------------------------------------------
      Name of Reporting Person
 1    S.S. or I.R.S. Identification No. of Above Person

      Jack N. Mandel
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Sources of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          31,731
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             15,073,770
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          31,731
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With         10
                          15,073,770
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      15,105,501
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12    (See Instructions) [X]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      5.3%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

                             (Page 2 of 13 Pages)

CUSIP No. 740-50U-107            SCHEDULE 13D

------------------------------------------------------------------------------
      Name of Reporting Person
 1    S.S. or I.R.S. Identification No. of Above Person

      Joseph C. Mandel
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Sources of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             14,313,574
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With         10
                          15,479,217
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      15,479,217
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12    (See Instructions) [X]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      5.0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

                             (Page 3 of 13 Pages)

CUSIP NO. 740-50U-107                SCHEDULE 13D
         -----------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    S.S. or I.R.S. Identification No. of Above Person

      Morton L. Mandel
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Sources of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             17,370,060
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          18,900,924
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      18,900,924
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions) [X]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      6.0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

                             (Page 4 of 13 Pages)

CUSIP NO.740-50U-107                      SCHEDULE 13D
         -----------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    S.S. or I.R.S. Identification No. of Above Person

      Jack N. Mandel Revocable Trust
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Sources of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             1,848,677
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          1,848,677
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      1,848,677
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      0.7%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

                             (Page 5 of 13 Pages)

CUSIP NO. 740-50U-107               SCHEDULE 13D
         -----------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    S.S. or I.R.S. Identification No. of Above Person.

      Joseph C. Mandel Revocable Trust
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Sources of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             0
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      0
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      0.0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

                             (Page 6 of 13 Pages)

CUSIP NO. 740-50U-107               SCHEDULE 13D
         -----------------

------------------------------------------------------------------------------
      Name of Reporting Person
 1    S.S. or I.R.S. Identification No. of Above Person.

      Morton L. Mandel Revocable Trust
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Sources of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             0
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          0
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      0
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      0.0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

                             (Page 7 of 13 Pages)

        This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, and subsequently amended on January 28, 1998, December 8, 1999, June 7, 2000 and June 13, 2000, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack
N. Mandel Revocable Trust, the Joseph C. Mandel Revocable Trust and the Morton
L. Mandel Revocable Trust. This Amendment No. 5 to Schedule 13D relates to the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at 150 Armley Road, Leeds, LS12 2QQ, U.K. The following amendments to Items 3 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

        The Share information listed in Items 3 and 5 in this Amendment No. 5 includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Person of all Convertible Preference Shares at the conversion rate applicable on the date hereof, such number of Shares being indicated in parentheses.

Item 3. Source and Amount of Funds or Other Consideration.

        On December 20, 2000, (a) the Morton Revocable Trust and the Joseph Revocable Trust transferred for no consideration 10,120,927 (1,458,851) and 6,599,239 (734,781) Shares, respectively, to 935 Partners LP, an Ohio limited Partnership ("935 Partners"), of which the Joseph Revocable Trust and the Morton Revocable Trust are the general partners, (b) Morton L. Mandel transferred for no consideration to 935 Partners 47,025 (13,379) Shares beneficially held in Morton L. Mandel's name and (c) Joseph C. Mandel transferred for no consideration to 935 Partners 100,305 (28,679) Shares beneficially held in Joseph C. Mandel's name. On July 25, 2001, Morton L. Mandel transferred for no consideration 54,558 (0) Shares to 935 Partners. On October 26, 2001, 935 Partners disposed of all Ordinary Shares beneficially held by it by way of a gift for no consideration to certain MSFs (as defined below), as described in
Item 5. Following that disposition, the Convertible Preference Shares beneficially owned by 935 Partners represented approximately 1.7% of the Shares issued and outstanding as of October 26, 2000.

Item 5. Interest in Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        1. Jack N. Mandel may be deemed the beneficial owner of 15,105,501 (15,105,501) Shares, representing approximately 5.3% of the Shares issued and outstanding at October 26, 2001, with respect to 31,731 (31,731) Shares

                             (Page 8 of 13 Pages)
of which Mr. Mandel has sole voting and dispositive power and 15,073,770 (15,073,770) Shares of which Mr. Mandel has shared voting and dispositive power. The Shares as to which Mr. Mandel has shared voting and dispositive power are as follows: 1,848,677 (1,848,677) Shares held in the Jack Revocable Trust in which Mr. Mandel retains a reversionary interest; 3,534,400 (3,534,400) Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; 87,189 (87,189) Shares held as co-trustee with Morton L. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 2,523 (2,523) Shares held as co-trustee with Joseph C. Mandel of trusts established by Morton L. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 1,372,505 (1,372,505) Shares held as co-trustee of The Joseph C. and Florence M. Family Foundation; 2,435,029 (2,435,029) Shares held as co-trustee of The Morton L. and Barbara Mandel Family Foundation; and 4,670,302 (4,670,302) Shares held as co-trustee of each of the Joseph Revocable Trust and the Morton Revocable Trust, each of which is a general partner of 935 Partners.

     Jack N. Mandel may be deemed to beneficially own Shares held by the Mandel Supporting Foundations, three charitable entities of which each of Messrs. Jack
N. Mandel, Joseph C. Mandel and Morton L. Mandel is a co-trustee (individually, an "MSF" and, collectively, the "MSFs"). Jack N. Mandel may be deemed to beneficially own 14,790,597 (6,447,291) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 14,302,216 (4,991,364) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 14,000,021 (5,249,741) Shares held by the MSF-Morton
L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Jack N. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Jack N. Mandel is the beneficial owner of the Shares held by the MSFs.

     The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

     2. Joseph C. Mandel may be deemed the beneficial owner of 15,479,217 (15,416,047) Shares, representing approximately 5.0% of the Shares issued and outstanding at October 26, 2001, with respect to no Shares of which Mr. Mandel has sole voting and dispositive power; 14,313,574 (14,313,574) Shares of which Mr. Mandel has shared voting power; and 15,479,217 (15,479,217) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 1,165,643 (1,102,473) Shares held in trusts for members of his family of which he is trustee or trust advisor and has shared dispositive power, but does not have voting power, 1,372,505 (1,372,505) Shares held as co-trustee and President of The Joseph and Florence Mandel Family Foundation; 2,524 (2,524) Shares held as co-trustee with Jack N. Mandel of a trust established by Morton L. Mandel for the benefit of his

                             (Page 9 of 13 Pages)
grandchildren; 1,848,677 (1,848,677) Shares held as co-trustee of the Jack Revocable Trust; 3,534,400 (3,534,400) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 450,136 (450,136) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation-Lilyan Mandel Fund; 2,435,029 (2,435,029) Shares held as co-trustee of the Morton L. and Barbara Mandel Family Foundation; and 4,670,302 (4,670,302) Shares held as co-trustee of the Morton Revocable Trust, which is a general partner of 935 Partners.

     Joseph C. Mandel may be deemed to beneficially own Shares held by the MSFs. Joseph C. Mandel may be deemed to beneficially own 14,790,597 (6,447,291) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 14,302,215 (4,991,364) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 14,000,021 (5,249,741) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Joseph C. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Joseph C. Mandel is the beneficial owner of the Shares held by the MSFs.

     The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

     3. Morton L. Mandel may be deemed the beneficial owner of 18,900,924 (18,900,924) Shares, representing approximately 6.0% of the Shares issued and outstanding at October 26, 2001, with respect to no Shares of which Mr. Mandel has sole voting and dispositive power; 17,370,060 (17,370,060) Shares of which Mr. Mandel has shared voting power; and 18,900,924 (18,900,924) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 2,435,029 (2,435,029) Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; 1,530,864 (1,530,864) Shares held in irrevocable trusts for certain members of his family of which his wife is trustee or trust advisor and has shared dispositive power, but does not have voting power; 87,189 (87,189) Shares held as co-trustee with Jack N. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 1,848,677 (1,848,677) Shares held as co-trustee of the Jack Revocable Trust; 3,534,400 (3,534,400) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 450,136 (450,136) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation -- Lilyan Mandel Fund; 1,372,505 (1,372,505) Shares held as co-trustee of the Joseph C. and Florence Mandel Family Foundation; and 4,670,302 (4,670,302) Shares held as co-trustee of the Joseph Revocable Trust, which is a general partner of 935 Partners.

     Morton L. Mandel may be deemed to beneficially own Shares held by the MSFs. Morton L. Mandel may be deemed to beneficially own 14,790,597

                             (Page 10 of 13 Pages)

(6,447,291) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 14,302,216 (4,991,364) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 14,000,021 (5,249,741) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Morton L. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Morton L. Mandel is the beneficial owner of the Shares held by the MSFs.

     The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

     4. The Jack Revocable Trust may be deemed the beneficial owner of 1,848,677 (1,848,677) Shares, representing approximately 0.7% of the Shares issued and outstanding as of October 26, 2001, with respect to none of which Shares the Jack Revocable Trust has sole voting and dispositive power and with respect to all of which the Jack Revocable Trust has shared voting and dispositive power with Joseph C. Mandel and Morton L. Mandel, the co-trustees of the Jack Revocable Trust and with Jack N. Mandel who retains a reversionary interest in the trust.

     5. On October 26, 2001, the Joseph Revocable Trust ceased to be a beneficial owner of Shares.

     6. On October 26, 2001, the Morton Revocable Trust ceased to be a beneficial owner of Shares.

     The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 63,193,655 (36,726,047) Shares, representing approximately 20.5% of the Shares issued and outstanding at October 26, 2001, after eliminating any duplicative ownership reflected in the foregoing response to this Item 5. The filing of this statement shall not be construed as an admission that the Reporting Persons as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

     On October 26, 2001, (1) the Jack Revocable Trust disposed of an aggregate of 8,304,794 (0) Shares by way of a gift for no consideration to the MSF-Jack N. and Lilyan Mandel Fund; (2) Jack N. Mandel, individually, disposed of an aggregate of 38,512 (0) Shares by way of a gift for no consideration to the MSF-Jack N. and Lilyan Mandel Fund; (3) the Florence Mandel Revocable Trust, of which Joseph C. Mandel is the sole trustee, disposed of an aggregate of 3,374,768 (0) Shares by way of a gift for no consideration to the MSF-Joseph C. and Florence Mandel Fund; and (4) 935 Partners disposed of (a) an aggregate of 8,750,280 (0) Shares by way of a gift for no consideration to the MSF-Morton L. and Barbara Mandel Fund and (b) an aggregate of 5,936,084 (0) Shares by way of a gift for no consideration to the MSF-Joseph C. and Florence Mandel Fund. Share amounts listed throughout this Schedule 13D reflect October 26, 2001 gifts. None of

                             (Page 11 of 13 Pages)
the Reporting Persons have effected any other transactions in Shares during the preceding 60 days.

                             (Page 12 of 13 Pages)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2001

                                    /s/ Jack N. Mandel
                                    --------------------
                                    Jack N. Mandel

                                   /s/ Joseph C. Mandel
                                   ---------------------
                                   Joseph C. Mandel
                                   By: Jack N. Mandel, Attorney-in-Fact

                                   /s/ Morton L. Mandel
                                   ---------------------
                                   Morton L. Mandel
                                   By: Jack N. Mandel, Attorney-in-Fact

                                   JACK N. MANDEL REVOCABLE TRUST

                                   By: /s/ Joseph C. Mandel
                                      ---------------------
                                      Joseph C. Mandel, Trustee
                                      By: Jack N. Mandel, Attorney-in-Fact

                                   By: /s/ Morton L. Mandel
                                      ---------------------
                                      Morton L. Mandel, Trustee
                                      By: Jack N. Mandel,  Attorney-in-Fact

                                   JOSEPH C. MANDEL REVOCABLE TRUST

                                   By: /s/ Jack N. Mandel
                                      ---------------------
                                      Jack N. Mandel, Trustee

                                   By: /s/ Morton L. Mandel
                                      ---------------------
                                      Morton L. Mandel, Trustee
                                      By: Jack N. Mandel, Attorney-in-Fact

                                   MORTON L. MANDEL REVOCABLE TRUST

                                   By: /s/ Jack N. Mandel
                                      ---------------------
                                      Jack N. Mandel, Trustee

                                   By: /s/ Joseph C. Mandel
                                      ---------------------
                                      Joseph C. Mandel, Trustee
                                      By: Jack N. Mandel, Attorney-in-Fact

                             (Page 13 0f 13 Pages)